BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

CONSOLIDATED Synthetic Voting Map

extraoRdinary General MEETING

Meeting to be held on July 03rd, 2023

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to Resolution 81/2022, hereby provides its shareholders with the consolidated synthetic voting map of the Extraordinary General Meeting to be held on July 03rd, 2023 ("General Meeting"), which adds the remote votes sent directly to the Company to the votes cast sent through custody and bookkeeping agents, as attached.

This Map is the same as the Preliminary Consolidated Synthetic Voting Map disclosed by the Company on June 28, 2023, updated with the share positions of the remote votes sent through custody, those sent directly to the bookkeeping agents, and those sent directly to the Company within the period provided in the Call Notice for Extraordinary General Meeting.

São Paulo, July 02nd, 2023

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.